SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)1

                             Airtran Holdings, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    00949P108
                               -------------------
                                 (CUSIP Number)

                                February 12, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   Boeing Capital Loan Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |X|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------- ----- ----------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5         0
         SHARES
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6         4,705,482
        REPORTING
         PERSON                  SOLE DISPOSITIVE POWER
          WITH               7        0

                                 SHARED DISPOSITIVE POWER
                             8        4,705,482

--------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,705,482
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.8%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ---------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   Boeing Capital Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |X|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

-------------------------- ----- ----------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5         0
         SHARES
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6         4,705,482
        REPORTING
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              7         0
                                 SHARED DISPOSITIVE POWER
                            8         4,705,482
--------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,705,482
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.8%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ---------------------------------------------------------------------

                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   Boeing Capital Services Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |X|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------- ----- ----------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5        0
         SHARES
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6        4,705,482
        REPORTING
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              7        0

                                 SHARED DISPOSITIVE POWER
                            8        4,705,482
--------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,705,482
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               6.8%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
               CO
--------- ---------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   McDonnell Douglas Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |X|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Maryland
-------------------------- ----- ----------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5        0
         SHARES
      BENEFICIALLY              SHARED VOTING POWER
      OWNED BY EACH         6
        REPORTING                    4,705,482
         PERSON
          WITH                  SOLE DISPOSITIVE POWER
                            7        0

                                 SHARED DISPOSITIVE POWER
                            8        4,705,482
--------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,705,482
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.8%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ---------------------------------------------------------------------

                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   The Boeing Company
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |X|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
-------------------------- ----- ----------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5        0
         SHARES
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6
        REPORTING                    4,705,482
         PERSON
          WITH                   SOLE DISPOSITIVE POWER
                            7        0

                                 SHARED DISPOSITIVE POWER
                            8        4,705,482

--------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,705,482
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.8%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ---------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  Airtran Holdings, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9955 Airtran Boulevard
                  Orlando, FL  32827

ITEM 2(a).        NAME OF PERSON FILING:

                  This Amendment to Schedule 13G is being filed on behalf of The Boeing Company ("Boeing"), its wholly owned subsidiary, McDonnell Douglas Corporation ("MDC"), MDC's wholly owned subsidiary, Boeing Capital Services Corporation ("BCSC"), BCSC's wholly owned subsidiary, Boeing Capital Corporation ("BCC"), and BCC's wholly owned subsidiary, Boeing Capital Loan Corporation ("BCLC"). Boeing, MDC, BCSC, BCC and BCLC are sometimes referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this Amendment to Schedule 13G is attached hereto as Exhibit 1.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business address of Boeing is Boeing World Headquarters, 100 N. Riverside, Chicago, IL 60606. The principal business address of each of MDC, BCSC, BCC and BCLC is 500 Naches Blvd. SW, 3rd Floor, Renton, WA 98055.

ITEM 2(c).        CITIZENSHIP:

                  Boeing, BCSC, BCC and BCLC are Delaware corporations. MDC is a Maryland corporation.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share.

ITEM 2(e).        CUSIP Number:

                  00949P108

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or
         (c) CHECK WHETHER THE PERSON FILING IS: One of the following

         Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.           OWNERSHIP:

                  The responses of the Reporting Persons to Row 1 and Rows 5 through 11 on the cover pages of this Amendment to Schedule 13G are incorporated by reference herein. Shares of common stock of the Issuer that may be acquired upon the conversion of convertible notes and the exercise of warrants to purchase common stock are included. However, none of Boeing, MDC, BCSC or BCC directly own any shares of common stock of the Issuer. Boeing, MDC, BCSC and BCC may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by BCLC because of the parent-subsidiary relationship among Boeing, MDC, BCSC, BCC and BCLC. Boeing, MDC, BCSC and BCC disclaim such ownership, and neither the filing of this Amendment to Schedule 13G, nor anything contained herein is intended as, or should be construed as, an admission that Boeing, MDC, BCSC, or BCC is the "beneficial owner" of any shares of the Issuer's common stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2002



                  BOEING CAPITAL LOAN CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  BOEING CAPITAL CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  BOEING CAPITAL SERVICES CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  McDONNELL DOUGLAS CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory

                  THE BOEING COMPANY


                  By:      /S/ JAMES C. JOHNSON
                           -----------------------------------
                           Name:  James C. Johnson
                           Title: Vice President,
                                  Assistant General Counsel and Corporate
                                  Secretary

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the
Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the common stock, $.001 par value per share, of Airtran Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 12, 2002



                  BOEING CAPITAL LOAN CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  BOEING CAPITAL CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  BOEING CAPITAL SERVICES CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory


                  McDONNELL DOUGLAS CORPORATION


                  By:      /S/ JORDAN S. WELTMAN
                           -----------------------------------
                           Name:  Jordan S. Weltman
                           Title:  Authorized Signatory

                  THE BOEING COMPANY


                  By:      /S/ JAMES C. JOHNSON
                           -----------------------------------
                           Name:  James C. Johnson
                           Title: Vice President,
                                  Assistant General Counsel and Corporate
                                  Secretary